Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended March 31,
	2011	2010
(Dollars in thousands)
EARNINGS:
Income before income taxes	$81,161	$100,192
Add (deduct):
Equity in earnings of unconsolidated entities	(19,388)	(24,903)
Distributions from unconsolidated entities	8,439	7,243
Amortization of capitalized interest	266	208
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(4,988)	(5,476)
	65,490	77,264
Add fixed charges:
Consolidated interest expense (1)	28,099	28,958
Interest portion (1/3) of consolidated rent expense	12,817	12,482
	$106,406	$118,704

FIXED CHARGES:
Consolidated interest expense (1)	$28,099	$28,958
Capitalized interest	1,927	923
Interest portion (1/3) of consolidated rent expense	12,817	12,482
	$42,843	$42,363

RATIO OF EARNINGS TO FIXED CHARGES	2.48	2.80

Tax-effected preferred dividends	$19	$20
Fixed charges	42,843	42,363
Fixed charges and preferred dividends	$42,862	$42,383

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.48	2.80

(1)     Interest expense on income tax contingencies is not included in fixed charges.